esoescosmetics We've read every message and we couldn't be more grateful for all y'all's support 😭🤟 🥰

Want to own a piece of our lifesaving cosmetics company? We've opened an opportunity equitable for as many folks as possible to invest starting at $100 & y'all, one of badass investors has offered to double all investments up to $2k. So whatever amount you invest today, Esōes will receive double 👏👏👏 (comment 🔗 if you'd like us to send it to you, or check our bio!)

Thank you so much @8newsnow @newsieheather @john_langeler for this incredible clip & all your support!! And to the queens at @authenticpublicrelations for believing in us since Day 1!

(Here's the legal stuff we have to include 💕 We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

joyehoover Invest in the only patented safety cosmetics on the market & join our squad of over 90 of us linking arms to build a safer world!!

And best part is that we have a few badass female investors matching investments!! So today if you invest $100, we get $200, invest $200 and we get $400, etc etc!!

Grab the 🔗 in our bio to learn more!!

(Here's the legal stuff I have to include ⚡ We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Great news!! We're currently at 64% of our first goal on our Community Round with WeFunder & here's a message from our lead investor Ben: "Greetings current and future Esōes investors! My name is Ben Tupper, and I am proud to be the lead investor for this new round of funding for Esōes! When people first meet me, they see a guy with lots of military themed tattoos, a big beard, and a passion for all the things that make Las Vegas "Sin City"! What they don't see is that I am a survivor of sexual assault..." (click the link below to read the rest of Ben's story & to hear more about owning a piece of Esōes starting at $100!)

We're making a huge push to hit $50K in the next week so we can launch our public campaign to the 2.8 Million investors on WeFunder! Will you joining us today in fighting the epidemic of violence?

(Here's the legal stuff I have to include: we are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

BEN'S STORY + ESŌES WEFUNDER

Ownership in Esōes + being part of the fight to end drug facilitated sexual assault + violence? I honestly can't imagine a better gift to give or receive! We are still offering an investment at a $6M valuation (if you're not sure what that means, it's basically an opportunity to invest at a higher return) and our investor squad is ready to welcome you with open arms! If you have any questions at all, don't hesitate to respond to this email! And if you've already invested and want to make yours into a customized gift, just hit reply 💋

(Here's the legal jargon I have to include 💫 We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

You are a Hell Yes!

Happy Friday Investor Squad!

I just wanted to send a **huge thank-you** to those of you who reinvested in this round through our WeFunder Campaign! One of our fabulous investors Sharice suggested we create a **Holiday Gift option** in case you (or someone you know) is interested in **investing in someone else's name as a gift** (those packages are attached below). Those of you who have already invested, shoot me an email back if you'd like yours turned into a gift!

Those of you who **haven't had a chance to reinvest yet**, you can do so here & just let me know if you want it as **a customized gift**! My goal is to raise another $23k in the next couple days while the valuation cap is still at $6million and that means we have options for:

50 people to invest at **$100**
28 people to invest at **$250**
12 people to invest at **$500**
5 people to invest at **$1000**

If you would like to fill one of those investment seats, or invest a higher amount, you can do that here!

Super grateful for you & here if you have any questions <3

Cheers!

Joy Hoover
Inventor, Co-Founder + CEO
Esões Cosmetics
@joyehoover
702.232.1098
esoescosmetics.com

I'm currently working like crazy to raise $50k for Esoes & 2 of our investors have offered to double investments today!! So if folks invest $100, Esōes gets $100, invest $500 and Esoes gets $500, etc etc. I know holidays are wild, but I'm looking for a few more friends to join us in smashing our $50k goal by investing in our campaign: https://wefunder.com/esoes.cosmetics 🤗

We're only $11,425 away so we're excited to invite a few more babes to join us 💃💃

(Here's the legal jargon I have to include ;) We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

WHEN WE SAY YOU CAN INVEST IN ESŌES COSMETICS, WHAT DOES THAT MEAN?!


PERSONALIZED SAFETY PLAN WITH YOUR CONTACTS!
actions
contacts
location
certification
messages
user settings
how to use
Try Pitch
ENTER THE TEXT TO SELECTED CONTACTS
Hi! I just tested my drink and I'm seeing 1 line - I've been drugged and I need help immediately!!
SAVE MESSAGE
ENTER THE VOICE MESSAGE TO SELECTED CONTACTS
I'm out at Omni with a guy I just met. I'm feeling a little nervous, could you just call me back right away.
CUSTOMIZE YOUR TEXT OR PHONE MESSAGE!
CREATE PROFILE + PIN NUMBER FOR EMERGENCIES
Name: Best Friend
EDIT PROFILE
Detected: Yes
Clicks: 3
CANCEL EMERGENCY ALARM
Enter your PIN to confirm cancellation
CANCEL
OK
NOONLIGHT
SET HOME LOCATION
Las Vegas
North Las Vegas
Sunrise Manor
Paradise
Current Location
SEND YOUR LOCATION COORDINATES!

HERE'S WHAT INVESTING MEANS:



Investing

[in-ˈves-tiŋ]

Deploying capital toward projects or activities that are expected to generate a positive financial return over time.

Investopedia

AND THE COOL PART ABOUT INVESTING IN START-UPS IS THAT YOU HAVE POTENTIAL FOR HIGHER RETURN ON YOUR MONEY!

IF YOU INVESTED $1K WHEN THESE WERE STARTUPS:

COMPANY	YOU WOULD HAVE MADE:
	$232K
Uber	$148K
	$3M
	$500K

WE ARE NOT SAYING ESŌES IS GUARANTEEING ANY RETURNS. THESE ARE JUST EXAMPLES.

AND BECAUSE WE WANT EVERYONE TO HAVE ACCESS TO OWNING A PART OF OUR SOLUTION TO END VIOLENCE, WE'RE OFFERING ANYONE 18+ AN OPPORTUNITY TO INVEST IN ESŌES STARTING AT $100. YOU DON'T HAVE TO BE ACCREDITED OR HAVE FANCY INVESTOR QUALIFICATIONS, LITERALLY, IF YOU BELIEVE IN ESŌES, YOU CAN INVEST!

PLUS YOU GET TO JOIN BADASS BABES LIKE OUR FOUNDING FEMALE INVESTORS!



WE ARE ONLY $6745 AWAY FROM OUR FIRST GOAL AND FOR THE NEXT 24 HOURS, OUR INVESTORS ARE MATCHING INVESTMENTS SO WE GET DOUBLE WHAT YOU INVEST!!

SO THAT MEANS IF YOU INVEST $100, ESŌES GETS $200

IF YOU INVEST $250, ESŌES GETS $500

IF YOU INVEST $500, ESŌES GETS $1000



INVEST IN ESŌES COSMETICS

Fighting Drug Facilitated Assault + Violence With Patented Smart Safety Cosmetics

EARLY BIRD TERMS: $56,745 LEFT

$43,255

reserved of a $50,000 goal

I THINK ESŌES IS COOL BUT WHY SHOULD I INVEST MY CASH!?

HERE'S A FEW REASONS WE THINK ARE WORTH WHILE!!

1. We went from concept to market in 18 months + sold out our first product run in over 40 states.
2. We started shipping product in August 2022 with $30,000 in pre-sales
3. We have an epic utility patent on our product and a patent pending on our software.
4. We've had over 10 million views on social media + have 75K+ authentic social media followers
5. We hired the scientist + engineer who created the drug detection nail polish for our dev team
6. We have the only lipstick on the market that could save your life

WHAT WILL YOU DO WITH THE MONEY I INVEST?!

WE ARE READY TO GET OUR VERSION 3 SAFETY LIPSTICK MANUFACTURED IN MASSIVE QUANTITIES TO MEET OUR CUSTOMER DEMAND, ADD NEW LIP COLORS + PRODUCT FEATURES, EXPAND OUR APP CAPABILITIES, INCREASE OUR RUFIE TEST STRIPS ABILITY TO TEST MORE BEVERAGES & EVENTUALLY DETECT MORE DRUGS AND EXPAND OUR COMMUNITY TO TAKE ESOES TO THE NEXT LEVEL!



OK OK I THINK I TOTALLY WANT TO INVEST BUT I MAY HAVE A FEW MORE QUESTIONS! WHAT DO I DO NEXT!?


Esões WeFunder
esōes

SCAN THE QR CODE ABOVE OR GRAB THE WEFUNDER LINK IN OUR BIO TO CHECK OUT A VIDEO + COPY WITH ALL THE ESŌES INFO YOU COULD EVER WANT TO KNOW & THEN YOU CAN INVEST THERE WHEN YOU'RE READY!

(HERE'S THE LEGAL JARGON WE HAVE TO INCLUDE ⚡ WE ARE 'TESTING THE WATERS' TO GAUGE INVESTOR INTEREST IN AN OFFERING UNDER REGULATION CROWDFUNDING. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED. IF SENT, IT WILL NOT BE ACCEPTED. NO OFFER TO BUY SECURITIES WILL BE ACCEPTED. NO PART OF THE PURCHASE PRICE WILL BE RECEIVED UNTIL A FORM C IS FILED AND ONLY THROUGH WEFUNDER'S PLATFORM. ANY INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.)

esoescosmetics I received an email a few months ago that punched me in the gut.

It read: "First I have to thank you for your product invention!!! When I first saw your page on Tiktok I broke down into tears. Honestly, every time I see a post of yours I still do. I have been looking for a product like this for years. Over the last four years I have been dr*gged more times than I can count on both hands. Knowing that I was being attack€d strategically and repeatedly I searched and searched for anything that could keep me safe, to no avail. I'm struggling to move forward in my career and my life after the trauma. It feels like nothing else matters anymore, other than what happened to me. Your products move me, in a way that nothing else has." (Shared with permission)

I wish I could say these stories are few and far between, but they're totally not. They come so fast we can hardly keep up with the demand.

And we are more motivated than ever to bring our products to as many folks as possible.

We know some people don't understand our mission, because they haven't lived it. But MANY of us have. And we wanted many of us to have access in the ownership of our solution. We wanted to break down barriers of investing.

So we launched a campaign to invite folks to do just that starting at as little as $100. We're over halfway to our first goal, but if you'd like to join us, you can do so in comments.

(Here's the legal stuff I have to include 👯 We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will

esoescosmetics We are the ones we've been waiting for babes 💃

And now, we've created an opportunity for you to join us! For as little as $100 you can link arms with us in this collective fight against dr*g facilitated s€xual ass@ult and vi0lence and own a piece of Esōes. You can check out all details at the 🔗 in our bio!

We're over halfway to our goal so join us now, and we'll be ready to invite you into our badass babe investor squad with open arms!

(Here's the legal jargon I have to include 😉 We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.)

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.